March 21, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attention:  Mr. Daniel Gordon, Branch Chief
Mail Stop 0306


     Re: Molex Incorporated (File No. 0-07491)
         Form 10-K for the year ended June 30, 2004
           Filed September 10, 2004
         Form 10-Q for the quarter ended September 30, 2004
         Form 8-K's dated November 11 and December 1, 2004)

Ladies and Gentlemen:

     On behalf of our client Molex Incorporated (the "Company"), this letter sets forth the Company's responses to comments on the above-referenced filings provided by the Staff of the Securities and Exchange Commission by letter dated March 17, 2005.

     The Staff's comments are restated below in bold, italicized type, and are followed by the Company's responses thereto.

     Response letter dated February 17, 2005

     Representations
     ---------------
1. We note your response to comment 20, including your statement that you have provided the three acknowledgements in the form previously requested "based on [the] understanding" that the acknowledgement as to our comments "does not relate to the Company's responses to those comments." Please note that you may not qualify or condition the requested representations in this manner. Accordingly, please provide all three acknowledgements in the form previously requested and confirm to us in writing, if true, that those acknowledgements are not being provided based on the "understanding" reflected in your response to our prior comment.

     Form 10-Q for the Quarterly Period Ended September 30, 2004

     Response:
     ---------
     On behalf of the Company, the three referenced acknowledgements in the form previously requested by the Staff are included in this letter. The Company is not providing these acknowledgements based on the understanding reflected in its response to your prior comment.


     Item 4.  Controls and Procedures - Page 13
     ------------------------------------------
2. We note your response to prior comment 14. We see the revised language proposed in Appendix A. We note your statement that "there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
     <http://www.sec.gov/rules/final/33-8238.htm>.

     Response:
     ---------
     The Form 10-Q/A being filed concurrently with this response letter contains statements to clearly indicate that the Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that the disclosure controls and procedures are effective at that reasonable assurance level.

                        *    *    *    *

     In connection with this response, the Company acknowledges the following:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the commission from taking any action with respect to the filing; and

     * The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     We  trust  that  you will find the foregoing  responses  and acknowledgements  responsive to the comments  set  forth  in  the
Staff's  letter  dated  March  17,  2005.   If  you  would   like
additional information or

would like to discuss the Company's responses to your comments, please contact the undersigned at (312) 876-8222.

                              Very truly yours,

                         SONNENSCHEIN NATH & ROSENTHAL LLP


                         By:  /s/  Michael M. Froy


cc Douglas A. Carnahan (Audit Committee):

   Michael J. Birck (Audit Committee)
   Robert J. Potter (Audit Committee)
   Frederick Krehbiel (Molex
   Incorporated)
   Robert Mahoney (Molex Incorporated)
   Louis Hecht (Molex Incorporated)
   James Doyle (Ernst & Young LLP)